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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

      Solicitation/Recommendation Statement under Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                              REXALL SUNDOWN, INC.

                           (Name of Subject Company)

                              REXALL SUNDOWN, INC.

                      (Names of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                   761648104

                     (CUSIP Number of Class of Securities)

                            ------------------------

                                 RICHARD WERBER
                       VICE PRESIDENT AND GENERAL COUNSEL
                              REXALL SUNDOWN, INC.
                         6111 BROKEN SOUND PARKWAY, NW
                           BOCA RATON, FLORIDA 33487
                                 (561) 241-9400

  (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement).

    /X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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    On May 1, 2000, the Company and Royal Numico, N.V. issued a joint press release containing the following text:

                                          CONTACTS:
                                          ROYAL NUMICO N.V.
                                          Klaas A. de Jong, Director Corporate
                                          Affairs
                                          +31 79 353 9221
                                          Jacqueline van der Klift, Investor
                                          Relations Manager
                                          +31 79 353 9003
                                          Edward Nebb, BSMG Worldwide
                                          212-445-8213

FOR IMMEDIATE RELEASE

                                          REXALL SUNDOWN
                                          Carol Walters (Media)
                                          561-999-1960
                                          Donna Conners (Investors)
                                          561-241-9400
                                          Karen Griffiths, FRB/BSMG
                                          212-661-8030

                     ROYAL NUMICO TO ACQUIRE REXALL SUNDOWN
                               FOR US$1.8 BILLION

                   GLOBAL NUTRITIONAL PRODUCTS LEADER EXPANDS
           COMPETITIVE POSITION IN HIGH-GROWTH U.S. NUTRITION MARKET

          COMBINED COMPANIES OFFER BROAD SCIENCE-BASED PRODUCT LINES;
            STRONG PRESENCE IN SPECIALTY RETAILING, MASS MARKET AND
                         MULTILEVEL MARKETING CHANNELS

    ZOETERMEER, THE NETHERLANDS AND BOCA RATON, FLORIDA--May 1, 2000--Royal Numico N.V. (Amsterdam Stock Exchange: NUM), a leading global manufacturer and marketer of specialized nutrition products, today announced a definitive merger agreement to acquire Rexall Sundown, Inc. (Nasdaq: RXSD), a major U.S. manufacturer and marketer of nutritional supplements and consumer health products. Royal Numico said the acquisition would enhance its presence in the U.S. dietary supplements market and further strengthen its position as the global leader in specialized nutrition products.

    Under the terms of the agreement, Royal Numico will make a US$24.00 per share cash tender offer for all of Rexall Sundown's approximately 64 million outstanding shares, valuing the transaction at approximately US$1.8 billion, including the assumption of approximately US$114 million of Rexall Sundown's net debt plus the value of Rexall Sundown's outstanding stock options.

    The combined company expects to have annual pro forma revenues for calendar year 2000 in excess of US$4.5 billion and more than 28,500 employees worldwide. Royal Numico expects the acquisition, which is anticipated to be completed during the second quarter of 2000, to be immediately accretive to earnings per share.

    J.C.T. van der Wielen, President and CEO of Royal Numico, said, "This merger significantly expands our presence in the U.S. dietary supplements market and strengthens our leadership position as a global nutrition company. Through Rexall Sundown's well-known consumer brands and distribution strength in the U.S. food, drug and mass market channels, we gain critical marketing expertise and

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immediate access to the rapidly growing U.S. consumer market for nutritional supplements. In turn, Royal Numico's leadership in nutrition research and product development will allow Rexall Sundown to expand its offerings of branded science-based products, further enhancing its strong position in the U.S. consumer nutrition market."

    Mr. van der Wielen continued, "Rexall Sundown is a perfect complement to our previous acquisition of General Nutrition Companies, Inc. (GNC), the leading U.S. nutrition specialty retailer, as these businesses focus on separate, non-overlapping segments of the U.S. consumer market. The addition of Rexall Sundown gives us a strong position in all channels of this market and a platform on which to build for future growth both in the U.S. and around the world. Also, Rexall Showcase International, a multilevel marketing business, enhances our position in the direct sales channel of the industry."

    Damon DeSantis, President and CEO of Rexall Sundown, said, "We are very pleased to be joining Royal Numico and are excited about the possibilities for growth this new relationship brings Rexall Sundown. As a leader in the global human nutrition industry, Royal Numico is highly respected for its focus on research and its proven ability to develop and market global brands. Strong science has become increasingly important in our product development, and becoming part of Royal Numico will give us access to this expertise. We look forward to leveraging this science through our multiple brands and distribution channels."

    The key management of Rexall Sundown, including Damon DeSantis, has entered into agreements to remain with Rexall Sundown following the merger.

    Royal Numico will commence the cash tender offer within seven business days. The offer will remain open for 20 business days, unless extended pursuant to the merger agreement. The offer is conditioned, among other things, upon a majority of the issued and outstanding shares of Rexall Sundown, on a fully diluted basis, being validly tendered and not withdrawn prior to the expiration of the offer, other customary conditions and customary regulatory approvals. Following successful completion of the tender offer, Royal Numico's acquisition subsidiary will be merged into Rexall Sundown and any shares not purchased in the tender offer will be converted into the right to receive the same US$24.00 per share in cash. The merger agreement may be terminated by Rexall Sundown upon certain conditions, including acceptance of an acquisition proposal which is superior to the Royal Numico offer, and payment to Royal Numico of a customary termination fee.

    The Board of Directors of Rexall Sundown has unanimously approved the tender offer and the merger and has recommended that Rexall Sundown shareholders tender their shares in the offer. In addition, certain executive officers and shareholders of Rexall Sundown, who in the aggregate hold more than 50% of Rexall Sundown's issued and outstanding shares, have entered into a shareholder agreement pursuant to which they have agreed to tender all of their shares into the Royal Numico tender offer and have granted Royal Numico an option and proxy on such shares. Certain aspects of such shareholder agreement will expire upon the termination of the merger agreement.

    The tender offer is not subject to a financing contingency. Royal Numico intends to fund the tender offer through a short-term bridge facility. Schroder Salomon Smith Barney acted as financial advisor, and Vedder Price Kaufman & Kammholz and Richards Layton & Finger acted as legal counsel to Royal Numico. Morgan Stanley Dean Witter acted as financial advisor, and Greenberg Traurig acted as legal counsel to Rexall Sundown.

    Royal Numico N.V. (WWW.NUMICO.COM), headquartered in Zoetermeer, the Netherlands, is a world leader in specialized nutrition. A holding company for a group of companies including GNC, Nutricia, Milupa and Cow & Gate, its products include infant nutrition, medical nutrition and nutritional supplements. Numico concentrates on the development, manufacture and sales of specialized nutrition

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products based upon medical scientific concepts with a high added value. The company operates in some 100 countries.

    Rexall Sundown (WWW.REXALLSUNDOWN.COM), headquartered in Boca Raton, Florida, is a leading manufacturer and marketer of vitamins, nutritional supplements and consumer health products primarily for the U.S. mass market.

    This press release contains "forward-looking" statements as such term is defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, which represents Rexall Sundown's interpretation or beliefs. These forward-looking statements, by their nature, involve substantial risks and uncertainties, certain of which may be beyond Rexall Sundown's control and actual results may differ materially depending on a variety of important factors including uncertainties related to acquisitions, government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, reliance on independent distributors of Rexall Showcase International, competition and other factors described in Rexall Sundown's filings with the Securities and Exchange Commission.

    The tender offer described in this announcement for the outstanding shares of Rexall Sundown has not yet commenced, and this announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through the Offer to Purchase and the related Letter of Transmittal. Shareholders of Rexall Sundown are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer and the merger, when they become available, because they will contain important information. The tender offer statement will be filed by Royal Numico with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by Rexall Sundown with the SEC when the tender offer commences. Shareholders may obtain a free copy of these statements and other documents filed by Royal Numico and Rexall Sundown at the SEC's web site at WWW.SEC.GOV. These statements also may be obtained for free from the Information Agent, Innisfree M&A Incorporated (Rexall Sundown shareholders please call 1-888-750-5834).

    AN INVESTOR PRESENTATION ON THE TRANSACTION WILL BE POSTED ON THE WEBSITE:
WWW.NUMICO.COM AS OF MAY 1, 2000, 4:00 A.M. EASTERN DAYLIGHT TIME (SEE "INVESTOR RELATIONS--ANALYST PRESENTATION").

    IT WILL ALSO BE POSSIBLE TO LISTEN TO AN INVESTOR PRESENTATION THAT WILL BE HELD ON MAY 1, 2000, AT 9:00 A.M. EASTERN DAYLIGHT TIME.
DIAL-IN NUMBER (TO THE NETHERLANDS):  011 31 20 4711567.

    A REPLAY OF THIS PRESENTATION WILL BE AVAILABLE FOR ONE WEEK-- DIAL-IN NUMBER (TO THE NETHERLANDS): 011 31 70 3041070

CODE:                             21216

RECORDING CODE:                    20000501250

                                     # # #

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2000

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                                                       REXALL SUNDOWN, INC.

                                                       By:  /s/ RICHARD WERBER
                                                            -----------------------------------------
                                                            Richard Werber
                                                            VICE PRESIDENT
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